
August 29, 2012

Via E-mail
Nathaniel August
Director
Mangrove Partners
10 East 53rd Street, 31st Floor
New York, NY 10022

> **Re:** **Nabi Biopharmaceuticals**
> **Definitive Additional Proxy Soliciting Materials**
> **Filed August 16, 2012 by The Mangrove Partners Fund, L.P., et al.**
> **File No. 001-35285**

Dear Mr. August:

We have reviewed your response filed August 27, 2012 and have the following comment. Please revise your filing and future filings as appropriate.

1. The analysis you provided in response to our prior comment 2 does not support your statement that "the majority of the $13.5 million in liquidating costs that are assumed in the $1.87 liquidation value is comprised of severance payments, change of control benefits, and special bonuses to Nabi's executives." Accordingly, please provide further factual analysis supporting this statement or confirm that you will refrain from making similar statements in future filings. Furthermore, please provide additional support for your interpretation of the severance agreements with Drs. Kessler and Kalnik. You seem to be stating in your response that these payments will not be payable in a liquidation, given that these persons have now been terminated in connection with a merger transaction, but the operative analysis would appear to be whether those payments would have been payable if a liquidation had been approved <u>instead of</u> a merger transaction. Since this matter appears to be central to your opposition to the transaction, please timely revise your solicitation materials to address this, if the severance agreements provide for these payments in either context.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Karen Ubell, Staff Attorney, at (202) 551-3873 or me at (202) 551-3503 with any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

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       Steve Wolosky
       Olshan Frome Wolosky LLP